The Fund's Objective

FUND OBJECTIVE
FUND DOCUMENTS & SHAREHOLDER LETTERS
HOW TO INVEST
PERFORMANCE AND HOLDINGS
DATA VISUALIZATION

LOG IN TO YOUR EUDORA FUND ACCOUNT

The Fund's investment objective is long-term capital appreciation. At Eudora, we use in-depth fundamental analysis to identify securities trading at levels that we believe offer an attractive long-term rate of return relative to their inherent risk. The assessment of risk and potential return is focused on the following aspects of the potential investment:

- Valuation – Eudora ideally seeks to invest at what it considers cheap valuations on the assumption that a low valuation increases the potential return and lowers the potential risk of losses. Valuations are assessed by comparing the security's price relative to underlying asset values, cash flows, and/or cash flow growth rates.
- Durability of the business – Eudora ideally seeks to invest in the securities of companies with durable business models. Durability is evaluated through an understanding of a company's core business, competitive environment, operating model, and level of financial leverage. In assessing the durability of a specific company's business, Eudora analyzes the company's regulatory filings as well as current and historical financial statements.
- Capital Allocation Policies of the underlying entity – Eudora ideally seeks to invest in the securities of companies that allocate capital with the primary goal of maximizing long term returns on invested capital.

Eudora also employs a selective hedging strategy. The goal of the hedging strategy is to mitigate the risk of capital loss by making investments that we believe will benefit in the midst of broad market declines. We employ our hedging strategy through targeted short selling and strategic options positions. The extent of our hedging is determined by overall market valuation levels, as well as the availability of low risk hedging instruments.

8 West 40th Street | 4th Floor | New York, NY 10018
Need Assistance? 1 347 559 6565

How to Invest

FUND OBJECTIVE
FUND DOCUMENTS & SHAREHOLDER LETTERS
HOW TO INVEST
PERFORMANCE AND HOLDINGS
DATA VISUALIZATION
LOG IN TO YOUR EUDORA FUND ACCOUNT

How to Invest

To open an account with the Eudora Fund, download either the regular account application or IRA account application by clicking on one of the following links:

- **Regular Account Application**
- **IRA Account Application**

Once your application is complete, it should be sent to:

The Eudora Fund
C/O Mutual Shareholder Services
8000 Town Centre Drive
Suite 400
Broadview Heights, OH 44147

The Eudora Fund prospectus can be downloaded via the Fund Documents page, or you can call 1-855-270-2674 and request that a copy of the prospectus be mailed to you. We recommend you read the prospectus carefully before you invest. The Eudora Fund does not have a sales load or 12b-1 fee, and has only one share class.

Investments must be a minimum of $2500 for a regular account and $1000 for an IRA account.

Should you have any questions regarding an investment in the Eudora Fund, please don't hesitate to call us at 1-855-270-2674.

IRA Transfer/Rollover

If you're interested in transferring IRA assets to the Eudora Fund, or rolling over your IRA into the Eudora Fund, please complete the form below, and mail to the Eudora Fund address listed above.

- **IRA Transfer/Rollover Form**

Automatic Investment

If you're interested in enrolling in an auto-invest plan with the Eudora Fund, please fill out the regular account application above, and filling out section 5, "Automatic Investment Plan."

Wiring Instructions

Prior to initiating a wire transfer into a new or existing account, please contact a Eudora Fund representative at 855-270-2674, in order to notify them of the incoming wire. This notification should ensure prompt and accurate credit to the account upon receipt of the wire. Once a Fund representative has been notified, the wire should be sent using the following instructions:

Bank Name: Huntington National Bank, Columbus, OH
ABA: 044000024
A/C: The Eudora Fund, A/C# 018 929 550 16
Further Credit: The Eudora Fund, *Account Name & Number*

For Further Information or Questions:

Please call a Eudora Fund representative at 855-270-2674

Fund Documents

Prospectus & SAI

Click below to view the Prospectus or SAI for the Eudora Fund. We encourage you to read these documents before investing in the Fund.



EUDORA FUND PROSPECTUS



EUDORA FUND STATEMENT OF ADDITIONAL INFORMATION

XBRL Documents

The electronic files below are in XBRL (eXtensible Business Reporting Language) format, which was developed specifically for business and financial reporting. A special viewer software is necessary to read XBRL filings. To download the special Interactive Data Viewer needed to read these XBRL files, please go to the SEC's website.

Prospectus:

XBRL Instance Document

XBRL Taxonomy Extension SCHEMA Document

XBRL Taxonomy Extension Calculation Linkbase

XBRL Taxonomy Extension Definition Linkbase

XBRL Taxonomy Extension Labels Linkbase

XBRL Taxonomy Extension Presentation Linkbase

MUTUAL FUND DISCLOSURE

Important Legal Information.

Investing in mutual funds involves risk, including the possible loss of principal. For more complete information about the Eudora Fund, please download a Prospectus from this site or call 1-866-232-3837 to have one sent to you. The Prospectus contains important information about the Fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing or sending money.

The Eudora Fund is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of any U.S. or other government agency. Such shares involve investment risk, including possible loss of the principal amount invested.

The Eudora Fund is offered and sold only to persons residing in the United States, and is offered by Prospectus only. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of the Fund. Shares of the Fund will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.

By using this site you agree to our Terms of Use.

8 West 40th Street | 4th Floor | New York, NY 10018
Need Assistance? 1 347 559 6565

The Fund's Performance & Holdings

FUND OBJECTIVE
FUND DOCUMENTS & SHAREHOLDER LETTERS
HOW TO INVEST
PERFORMANCE AND HOLDINGS
DATA VISUALIZATION
LOG IN TO YOUR EUDORA FUND ACCOUNT

Performance Through June 30, 2013

FUND	NET ASSET VALUE	YTD	1 YEAR	SINCE INCEPTION*
The Eudora Fund	10.13	1.40%	N/A	1.30%

Performance data quoted represents past performance. Past performance does not guarantee future results and current performance may be lower or higher than the performance quoted. Investment return and principal value will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Performance statistics reflect reinvestment of all dividends, capital gains distributions, all fee waivers in effect, and any expense reimbursements.

Eudora Asset Management LLC, the Fund's adviser, has contractually agreed to reduce its fees and to reimburse expenses through February 1, 2014 to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation or reorganization costs, but including organizational and offering costs) will not exceed 1.75% of average daily net assets. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. This agreement may be terminated only by the Fund's Board of Trustees.

The Fund imposes a 2.00% redemption fee on shares held for less than 60 days. Performance shown does not include the redemption fee, which, if reflected, would reduce the performance quoted. The total returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for periods less than one year are cumulative, not annualized. Current month-end performance data may be obtained by calling toll-free, 1-866-232-3837.

Before investing, consider the Fund's investment objectives, risks, charges and expenses. You may download the Fund's Prospectus from this site or call 1-866-232-3837 to have one sent to you. Read it carefully.

*Cumulative from inception date of December 3, 2012

Top Holdings*

TICKER	COMPANY NAME	% OF TOTAL PORTFOLIO
TEVA	Teva Pharmaceutical Industries Limited	6.41%
CKH	SEACOR Holdings, Inc.	6.04%
-	Gold Miner Basket°	5.85%
TTGT	TechTarget, Inc.	5.17%
NLY	Annaly Capital Management, Inc.	4.35%
IDT	IDT Corporation	1.64%
III	Information Services Group	1.07%
CBR	CIBER, Inc.	0.89%

*As of July 31, 2013. Top holdings are presented to illustrate examples of the securities that the Fund has bought and the diversity of the areas in which the Fund may invest. References to individual securities or sectors are for informational purposes only and should not be construed as recommendations by the Fund or its Advisor.

Top holdings may not be representative of the Fund's current or future investments and may change at any time due to ongoing management of the Fund. The information provided in the top holdings has not been audited and may differ from the Fund's holdings disclosed in its annual/semiannual report and Form N-Q. **You may download the most recent annual/semiannual report from this site. Forms N-Q are available on the SEC's website at www.sec.gov.**

°The Gold Miner Basket is composed of the following positions:

GOLD	Randgold Resources Limited	1.02%
GDXJ	Market Vectors Junior Gold Miners ETF	1.01%
GG	Goldcorp Inc.	0.91%
AEM	Agnico-Eagle Mines Ltd.	0.85%
ABX	Barrick Gold Corporation	0.81%
AU	AngloGold Ashanti Ltd.	0.64%
SAND	Sandstorm Gold Ltd.	0.62%
RING	iShares MSCI Global Gold Miners	0.49%
GDX	Market Vectors Gold Miners ETF	0.22%

Growth of $10,000 Invested in the Eudora Fund

Display values between [ ] and [ ] SET DATES


Dec
2013
Feb
Mar
Apr
May
Jun
Jul
10,300
10,250
10,200
10,150
10,100
10,050
10,000
9,950

MUTUAL FUND DISCLOSURE

Important Legal Information.

Investing in mutual funds involves risk, including the possible loss of principal. For more complete information about the Eudora Fund, please download a Prospectus from this site or call 1-866-232-3837 to have one sent to you. The Prospectus contains important information about the Fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing or sending money.

The Eudora Fund is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of any U.S. or other government agency. Such shares involve investment risk, including possible loss of the principal amount invested.

The Eudora Fund is offered and sold only to persons residing in the United States, and is offered by Prospectus only. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of the Fund. Shares of the Fund will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.

By using this site you agree to our Terms of Use.